January 3, 2025

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1200 - 750 West Pender Street
Vancouver, BC, V6C 2T8

       Re: Alpha Cognition Inc.
           Registration Statement on Form S-1
           Filed December 31, 2024
           File No. 333-284104
Dear Michael McFadden:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason K. Brenkert, Esq.